UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.        )*

PORTUGAL TELECOM, SGPS, S.A.

(Name of Issuer)

American Depositary Shares,

each representing the right to receive one Ordinary Share,

nominal value €0.03 each

Ordinary Shares, nominal value €0.03 each

(Title of Class of Securities)

737273102

(CUSIP Number)

CAIXA GERAL DE DEPÓSITOS, S.A.

Av. João XXI, 63

1000-300 Lisboa

Portugal

Attention: Legal Department

+351 21 790 51 95

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 737273102
1.	Name of Reporting Person I.R.S. Identification No.
Caixa Geral de Depósitos, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Portuguese Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,303,963 (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 65,303,963 (1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,303,963 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.7850% (2)
14.	Type of Reporting Person CO

(1)

As of 30 September 2007, Caixa Geral de Depósitos, S.A. (“Caixa Geral”) directly holds 55,314,387 ordinary shares of Portugal Telecom, SGPS, S.A. (the “Issuer”).  Caixa Geral’s subsidiaries Companhia de Seguros Fidelidade-Mundial, S.A., Império Bonança – Companhia de Seguros, S.A. and CGD Pensões – Sociedade Gestora de Fundos de Pensões, S.A. collectively hold an additional 9,989,576 ordinary shares of the Issuer.

(2)

Based on the total issued ordinary shares of the Issuer.  Based on the outstanding shares of the Issuer, Caixa Geral holds approximately 6.5% of the outstanding shares.  See Item 5(a).

Schedule 13D

CUSIP No. 737273102
1.	Name of Reporting Person I.R.S. Identification No.
Companhia de Seguros Fidelidade-Mundial, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Portuguese Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,607,276
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 9,607,276
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,607,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.8511%
14.	Type of Reporting Person CO

Schedule 13D

CUSIP No. 737273102
1.	Name of Reporting Person I.R.S. Identification No.
Império Bonança – Companhia de Seguros, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Portuguese Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,595
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 19,595
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0017%
14.	Type of Reporting Person CO

Schedule 13D

CUSIP No. 737273102
1.	Name of Reporting Person I.R.S. Identification No.
CGD Pensões – Sociedade Gestora de Fundos de Pensões, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Portuguese Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 362,705
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 362,705
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 362,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0321%
14.	Type of Reporting Person CO

Schedule 13D

STATEMENT ON SCHEDULE 13D

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this statement on Schedule 13D (this “Schedule 13D”), Caixa Geral de Depósitos, S.A. (“Caixa Geral”), Companhia de Seguros Fidelidade-Mundial, S.A. (“Fidelidade-Mundial”), Império Bonança – Companhia de Seguros, S.A. (“Império Bonança”) and CGD Pensões – Sociedade Gestora de Fundos de Pensões, S.A. (“CGD Pensões” and, together with Caixa Geral, Fidelidade-Mundial and Império Bonança, the “Reporting Persons”), have agreed to file one statement with respect to their ownership of ordinary shares, nominal value €0.03 each (the “Shares”), of Portugal Telecom, SGPS, S.A. (the “Issuer”).

Item 1.

Security and Issuer

This Schedule 13D relates to the Shares of the Issuer, a corporation organized under the laws of The Portuguese Republic.  The Issuer’s principal executive offices are located at Av. Fontes Pereira de Melo, 40, 1089 Lisboa Codex, Portugal.

Item 2.

Identity and Background

This Schedule 13D is filed by Caixa Geral, Fidelidade-Mundial, Império Bonança and CGD Pensões, each a corporation organized under the laws of The Portuguese Republic.

Caixa Geral.  The principal business of Caixa Geral is banking and other financial services.  Through its subsidiaries, Caixa Geral is also in the business of investment banking, insurance, and pension fund and asset management.  The principal office of Caixa Geral is located at Av. João XXI, 63, 1000-300 Lisboa, Portugal.

Fidelidade-Mundial.  The principal business of Fidelidade-Mundial is insurance, and its principal office is located at Largo do Calhariz, 30, 1249-001 Lisboa, Portugal.

Império Bonança.  The principal business of Império Bonança is insurance, and its principal office is located at Rua Alexandre Herculano, 53, 1250-152 Lisboa, Portugal.

CGD Pensões.  The principal business of CGD Pensões is pension fund management, and its principal office is located at Av. João XXI, 63, 1000-300 Lisboa, Portugal.

Annex 1 hereto sets forth the (a) name, (b) residence or business address, (c) principal occupation or employment and (d) citizenship of each of the directors and executive officers of the Reporting Persons.

During the past five (5) years, none of Caixa Geral, Fidelidade-Mundial, Império Bonança and CGD Pensões, and, to the best of their knowledge, the persons listed on Annex 1 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D

Item 3.

Source and Amount of Funds or Other Consideration

On July 15, 1998, the Portuguese Republic, the only shareholder of Caixa Geral, contributed 2,850,000 Shares to Caixa Geral in connection with a capital increase of Caixa Geral.  In 1999, those Shares were redenominated from escudos (PTE) to euros and converted into 14,250,000 Shares.  On June 30, 2000, Caixa Geral received an additional 17,118,859 Shares in connection with another capital increase of Caixa Geral.  Prior to the end of 2000, Caixa Geral also acquired 18,908,891 Shares by participating in a capital increase of the Issuer, subscribing for such Shares using funds from working capital.  On December 21, 2005, the Issuer undertook a decrease in its share capital, and the percentage of Shares of the Issuer beneficially owned by Caixa Geral and its subsidiaries increased from 4.9% to 5.1%.  Between December 21, 2005 and September 30, 2007, Caixa Geral acquired a net number of 5,036,637 additional Shares through purchases from time to time on the Euronext Lisbon Stock Exchange at market prices using funds from working capital.

Fidelidade-Mundial acquired a net number of 9,607,276 Shares through purchases from time to time on the Euronext Lisbon Stock Exchange at market prices using funds from working capital.

Império Bonança acquired a net number of 19,595 Shares through purchases from time to time on the Euronext Lisbon Stock Exchange at market prices using funds from working capital.

CGD Pensões acquired a net number of 362,705 Shares through purchases from time to time on the Euronext Lisbon Stock Exchange at market prices using the resources of its fund in the ordinary course of business.

Item 4.

Purpose of Transaction

Caixa Geral, Fidelidade-Mundial, Império Bonança and CGD Pensões acquired the Shares as a medium- to long-term investor in the Issuer.  Currently, a non-executive member of the board of directors of the Issuer is also a member of the board of directors of Caixa Geral. Another non-executive member of the board of directors of the Issuer is a member of the board of directors of Caixa Banco de Investimento, S.A., a subsidiary of Caixa Geral.

The Reporting Persons presently intend to remain, collectively, a key shareholder of the Issuer and seek to maintain their representation on the board of directors of the Issuer.  As part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons, from time to time, may consider one or more matters described in Items 4(a) – (j) of Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters and may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer, holders of debt securities issued by or loans made to the Issuer or its subsidiaries or other third parties regarding such matters.  The Reporting Persons may change their plans at any time based on their view of their best interests and other factors in light of marketplace, industry and other conditions, including without limitation economic and stock market conditions.  The Reporting Persons may also take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

Schedule 13D

To the knowledge of the Reporting Persons, each of the persons listed on Annex 1 hereto who beneficially owns any Shares holds those shares for investment purposes.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Persons beneficially own an aggregate of 65,303,963 Shares, or 5.7850% of the total Shares.  Of these Shares, Caixa Geral holds directly 55,657,289 Shares.  In addition, as the parent company of the Reporting Persons, Caixa Geral may be deemed to beneficially own (i) the 9,607,276 Shares held directly by Fidelidade-Mundial (representing 0.8511% of the total Shares), (ii) the 19,595 Shares held directly by Império Bonança (representing 0.0017% of the total Shares) and (iii) the 362,705 Shares held directly by CGD Pensões (representing 0.0321% of the total Shares).

To the knowledge of the Reporting Persons, the persons listed on Annex 1 hereto beneficially own an aggregate of 1,078 Shares (representing 0.0001% of the total Shares).  Annex 1 contains information regarding the beneficial ownership of each such person, to the knowledge of the Reporting Persons.

The percentage calculations in this Item 5(a) are based on the 1,128,856,500 total Shares as of December 31, 2006 publicly reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 29, 2007.  In its earnings release for the fourth quarter of 2007 submitted to the SEC on November 14, 2007, the Issuer indicated that it held approximately 123.7 million of its own shares, either in treasury or through equity swaps, as of November 13, 2007.  The Reporting Persons therefore beneficially own approximately 6.5% of the outstanding shares of the Issuer.

(b)

Caixa Geral has sole power to vote and direct the disposition of all the Shares reported in Item 5(a), either directly or indirectly through its subsidiaries.  Each of Fidelidade-Mundial, Império Bonança and CGD Pensões may be deemed to have sole power to vote and direct the disposition of the Shares held directly by them.

To the knowledge of the Reporting Persons, each person listed on Annex 1 hereto who beneficially owns any Shares has the sole power to vote and direct the disposition of such Shares.

(c)

The tables below set forth the dates, amounts and average prices of Shares purchased or sold by Caixa Geral, Fidelidade-Mundial and CGD Pensões from February 1, 2007 to September 30, 2007.  All such Shares were purchased or sold on the Euronext Lisbon Stock Exchange at market prices.  The Reporting Persons do not have access to information regarding purchases or sales of Shares by the persons listed in Annex 1 during such period.

Caixa Geral
Date	Number of Shares Purchased or Sold	Average Price Per Share (€)
February 21, 2007	1,304,823	9.26728
March 20, 2007	50,000	9.98000
March 21, 2007	890,148	9.98966
March 22, 2007	418,167	10.08037
March 23, 2007	376,258	10.03991

Schedule 13D

Caixa Geral
Date	Number of Shares Purchased or Sold	Average Price Per Share (€)
March 29, 2007	419,534	10.04332
March 30, 2007	649,879	10.10325
April 2, 2007	400,000	10.10325
April 3, 2007	195,573	10.07869
April 4, 2007	200,000	10.10000
April 12, 2007	200,000	10.10000
May 11, 2007	8,393,355	10.58653
May 19, 2007	- 9,615,451	10.02000
June 20, 2007	- 198,900	10.24611
June 29, 2007	95,827	10.24076
July 3, 2007	29,038	10.24000
July 27, 2007	- 315,476	10.22000
August 29, 2007	- 44,375	10.28000
September 30, 2007	19,249	9.85000

Fidelidade-Mundial
Date	Number of Shares Purchased or Sold	Average Price Per Share (€)
March 20, 2007	100,000	9.91490
March 21, 2007	75,000	9.97860
March 22, 2007	100,000	10.00470
March 23, 2007	500,000	10.08180
March 24, 2007	200,000	10.16230
March 27, 2007	202,000	10.02560
March 28, 2007	500,000	10.06070
March 29, 2007	300,000	10.03220
March 30, 2007	310,389	10.07233
April 2, 2007	800,000	10.09749
April 3, 2007	358,388	10.09283
April 12, 2007	699,115	10.10475
April 20, 2007	370	10.31319
April 27, 2007	2,570	10.49024
May 16, 2007	450,902	10.50932
June 6, 2007	16,717	10.05000
July 6, 2007	-2,017	10.14747
July 13, 2007	-7,239	10.26235
July 25, 2007	-1,399	10.28614
August 21, 2007	135	9.66000
August 23, 2007	1,465	9.84000
August 24, 2007	325	9.84000
September 7, 2007	350	10.07000
September 11, 2007	205	10.07000
September 11, 2007	205	10.07000

Schedule 13D

Império Bonança
Date	Number of Shares Purchased	Average Price Per Share (€)
April 11, 2007	295	10.10878
May 16, 2007	10,787	10.33008

CGD Pensões
Date	Number of Shares Purchased	Average Price Per Share (€)
March 8, 2007	50,000	9.63000
March 21, 2007	30,000	9.86000
March 22, 2007	75,000	9.88000
March 23, 2007	250,000	9.89000
March 23, 2007	312,200	9.90000
March 26, 2007	50,000	10.02560
April 10, 2007	85,000	10.19820
April 30, 2007	30,000	10.51800
June 6, 2007	15,000	9.90950
July 13, 2007	588,439	10.28000

(d)

No person other than the Reporting Persons and the persons listed in Annex 1 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares reported in Item 5(a).

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board Representation

Two non-executive members of the board of directors of the Issuer are currently also members of the board of directors of Caixa Geral, in one case, and of its subsidiary Caixa Banco de Investimento, S.A., in the other case.  The board of directors of the Issuer is generally elected at a shareholder meeting of the Issuer from a slate proposed by the shareholders in accordance with Portuguese law and practice.  As a significant shareholder of the Issuer, Caixa Geral has, in the past, consulted with Banco Espírito Santo, S.A. and more recently with Ongoing Strategy Investments, SGPS, S.A., both major shareholders of the Issuer, in connection with the proposal of such slate.

Item 7.

Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement, dated October 29, 2007, among Caixa Geral, Fidelidade-Mundial, Império Bonança and CGD Pensões.

Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2007

CAIXA GERAL DE DEPÓSITOS, S.A.

By:    /s/  Carlos Jorge Ramalho dos Santos Ferreira
Name:  Carlos Jorge Ramalho dos Santos Ferreira
Title:  CEO; Chairman of the Board of Directors

By:

/s/ Antonio Manuel Maldonado Gonelha
Name:  Antonio Manuel Maldonado Gonelha
Title:  Deputy Chairman of the Board of Directors

COMPANHIA DE SEGUROS FIDELIDADE- MUNDIAL, S.A.

By:

/s/  Vitor Manuel Lopes Fernandes
Name:  Vitor Manuel Lopes Fernandes
Title:  CEO; Chairman of the Board of Directors

By:

/s/  Jorge Manuel Baptista Magalhães Correia
Name:  Jorge Manuel Baptista Magalhães Correia
Title:  Member of the Board of Directors

Schedule 13D

IMPÉRIO BONANÇA – COMPANHIA DE SEGUROS, S.A.

By:

/s/  Vitor Manuel Lopes Fernandes
Name:  Vitor Manuel Lopes Fernandes
Title:  CEO; Chairman of the Board of Directors

By:

/s/  Jorge Manuel Baptsta Magalhães Correia

Name:  Jorge Manuel Baptista Magalhães Correia
Title:  Member of the Board of Directors

CGD PENSÕES – SOCIEDADE GESTORA DE FUNDOS DE PENSÕES, S.A.

By:

/s/  João Eduardo de Noronha Gamito de Faria
Name:  João Eduardo de Noronha Gamito de Faria
Title:  Chairman of the Board of Directors

By:

/s/  Henrique Pereira Melo
Name:  Henrique Pereira Melo
Title:  Deputy Chairman of the Board of Directors

Schedule 13D

ANNEX 1

Caixa Geral

The tables below set forth the name, citizenship, principal occupation and Shares beneficially owned by each director and executive officer of Caixa Geral.  The business address of each such person is the address of Caixa Geral indicated in Item 2.

Directors

Name	Citizenship	Principal Occupation	Shares of Issuer Beneficially Owned
Dr. Carlos Jorge Ramalho dos Santos Ferreira	Portuguese	Chief Executive Officer and Chairman of the Board of Directors	0
Dr. António Manuel Maldonado Gonelha	Portuguese	Deputy Chairman of the Board of Directors	0
Dr. José Joaquim Berberan e Santos Ramalho	Portuguese	Member of the Board of Directors of Caixa Geral	0
Dr. Vitor Manuel Lopes Fernandes	Portuguese	Member of the Board of Directors of Caixa Geral	0
Dra. Maria Celeste Ferreira Lopes Cardona	Portuguese	Member of the Board of Directors of Caixa Geral	0
Dr. Norberto Emílio Sequeira da Rosa	Portuguese	Member of the Board of Directors of Caixa Geral	0
Dr. Armando António Martins Vara	Portuguese	Member of the Board of Directors of Caixa Geral	0
Dr. Francisco Manuel Marques Bandeira	Portuguese	Member of the Board of Directors of Caixa Geral	0

Schedule 13D

Executive Officers

Name	Citizenship	Position at Caixa Geral	Shares of Issuer Beneficially Owned
Dr. Carlos Jorge Ramalho dos Santos Ferreira	Portuguese	Chief Executive Officer and Chairman of the Board of Directors	0
Dr. António Manuel Maldonado Gonelha	Portuguese	Deputy Chairman of the Board of Directors	0
Dra. Filomena Raquel Rocha Rodrigues Pereira Oliveira	Portuguese	Directora Central DMF – Direcção Mercados Financeiros	0
Dr. José Lourenço Soares	Portuguese	Director Central DAJ – Direcção Assuntos Jurídicos	0
Dr. Vitor José Lilaia Silva	Portuguese	Director Coordenador DPF – Direcção Participações Financeiras	0

Schedule 13D

Fidelidade-Mundial

The tables below set forth the name, citizenship, principal occupation and Shares beneficially owned by each member of the board of directors of Fidelidade-Mundial, who also have executive functions.  The business address of each such person is the address of Fidelidade-Mundial indicated in Item 2.

Directors

Name	Citizenship	Principal Occupation	Shares of Issuer Beneficially Owned
Dr. Vitor Manuel Lopes Fernandes	Portuguese	Chief Executive Officer and Chairman of the Board of Directors	0
Dr. António Maria Abreu Raposo de Magalhães	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	0
Dr. Armando António do Poço Pires	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	0
Dr. Eugénio Manuel dos Santos Ramos	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	0
Dr. Francisco Xavier da Conceição Cordeiro	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	0
Dr. João Eduardo de Noronha Gamito de Faria	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	498
Dr. Jorge Manuel Baptista Magalhães Correia	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	0
Dr. José António Rodrigues Nunes Coelho	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	0
Dr. José Manuel Alvarez Quintero	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	0
Dr. António Manuel Marques de Sousa Noronha	Portuguese	Member of the Board of Directors of Fidelidade-Mundial	580

Schedule 13D

Império Bonança

The tables below set forth the name, citizenship, principal occupation and Shares beneficially owned by each member of the board of directors of Império Bonança, who also have executive functions.  The business address of each such person is the address of Império Bonança indicated in Item 2.

Directors

Name	Citizenship	Principal Occupation	Shares of Issuer Beneficially Owned
Dr. Vitor Manuel Lopes Fernandes	Portuguese	Chief Executive Officer and Chairman of the Board of Directors	0
Dr. Armando António Do Poço Pires	Portuguese	Member of the Board of Directors of Império Bonança	0
Dr. Eugénio Manuel dos Santos Ramos	Portuguese	Member of the Board of Directors of Império Bonança	0
Dr. Francisco Xavier da Conceição Cordeiro	Portuguese	Member of the Board of Directors of Império Bonança	0
Dr.João Eduardo de Noronha Gamito de Faria	Portuguese	Member of the Board of Directors of Império Bonança	498
Dr. Jorge Manuel Batista Magalhães Correia	Portuguese	Member of the Board of Directors of Império Bonança	0
Dr. José António Rodrigues Nunes Coelho	Portuguese	Member of the Board of Directors of Império Bonança	0
Dr. José Manuel Álvarez Quintero	Portuguese	Member of the Board of Directors of Império Bonança	0

Schedule 13D

CGD Pensões

The tables below set forth the name, citizenship, principal occupation and Shares beneficially owned by each member of the board of directors of CGD Pensões, who also have executive functions.  The business address of each such person is the address of CGD Pensões indicated in Item 2.

Directors

Name	Citizenship	Principal Occupation	Shares of Issuer Beneficially Owned
Dr. João Eduardo de Noronha Gamito de Faria	Portuguese	Chairman of the Board of Directors	498
Dr. Henrique Pereira Melo	Portuguese	Deputy Chairman of the Board of Directors	0
Dr. António Francisco Araújo Pontes	Portuguese	Member of the Board of Directors of CGD Pensões	0
Dr. Luís Miguel Saraiva Lopes Martins	Portuguese	Member of the Board of Directors of CGD Pensões	0
Dr. João de Sousa Martins	Portuguese	Member of the Board of Directors of CGD Pensões	0

Schedule 13D

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement is between each of the undersigned parties and is dated as of October 29, 2007.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, nominal value €0.03 each, of Portugal Telecom, SGPS, S.A., and that this Joint Filing Agreement be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth above.

CAIXA GERAL DE DEPÓSITOS, S.A.

By:

/s/  Carlos Jorge Ramalho dos Santos Ferreira
Name:  Carlos Jorge Ramalho dos Santos Ferreira
Title:  CEO; Chairman of the Board of Directors

By:   /s/  Antonio Manuel Maldonado Gonelha
Name:  Antonio Manuel Maldonado Gonelha
Title:  Deputy Chairman of the Board of Directors

COMPANHIA DE SEGUROS FIDELIDADE-MUNDIAL, S.A.

By:   /s/  Vitor Manuel Lopes Fernandes
Name: Vitor Manuel Lopes Fernandes
Title:  CEO; Chairman of the Board of Directors

By:   /s/  Jorge Manuel Baptista Magalhães Correia
Name:  Jorge Manuel Baptista Magalhães Correia
Title:  Member of the Board of Directors

IMPÉRIO BONANÇA – COMPANHIA DE SEGUROS, S.A.

By:   /s/  Vitor Manuel Lopes Fernandes
Name:  Vitor Manuel Lopes Fernandes
Title:  CEO; Chairman of the Board of Directors

By:   /s/  Jorge Manuel Baptista Magalhães Correia
Name:  Jorge Manuel Baptista Magalhães Correia
Title:  Member of the Board of Directors

CGD PENSÕES – SOCIEDADE GESTORA DE FUNDOS DE PENSÕES, S.A.

By:   /s/  Joao Eduardo de Noronha Gamito de Faria
Name:  Joao Eduardo de Noronha Gamito de Faria
Title:  Chairman of the Board of Directors

By:   /s/  Henrique Pereira Melo
Name:  Henrique Pereira Melo
Title:  Deputy Chairman of the Board of Directors